Filed by RigNet, Inc.
(Commission File No. 001-35003)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RigNet, Inc.
(Commission File No. 001-35003)

On December 21, 2020, RigNet, Inc. delivered the following notice to certain of its customers:

December 21, 2020

Dear Valued Customer

On December 21, 2020, we announced an agreement with Viasat, Inc. (NASDAQ: VSAT), a global communications company, whereby they will, subject to customary closing conditions, acquire RigNet in an all-stock transaction. This transaction is exciting as it builds on RigNet’s market leadership and capabilities by combining resources with a growing, innovative global provider of connectivity services.

The RigNet platform provides Viasat with a strong foundation on which to expand its enterprise services, and we will continue to operate with little noticeable change. We assure you that you will not experience any changes to your RigNet team or service quality, including your day-to-day technical support, account management, billing, etc. We remain fully committed to your business and in providing you with reliable and valuable services—something that will not change.

Viasat is dedicated to building a global communications and connectivity infrastructure through advanced satellite and wireless solutions, services and technology. Today, they serve a diverse international customer base—across government/defense, aviation, residential, and maritime industries, to name a few.

We believe our combination will add operating and financial scale, enabling us to deliver even greater value to our customers over time through industry-leading managed communications services coupled with a complementary suite of advanced application solutions including real-time machine learning, artificial intelligence and advanced cybersecurity. To learn more about Viasat please visit their website at www.viasat.com.

The transaction is expected to close by mid-calendar year 2021 following stockholder approval, receipt of regulatory approvals, and satisfaction of other customary closing conditions.

We want to thank you for your continued business and trust in RigNet. We remain committed to serving you through the dedicated team here at RigNet, and encourage you to contact your account representative with any further questions.

Sincerely,

Errol Olivier

Chief Operating Officer

RigNet

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on Rignet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

15115 PARK ROW BLVD., SUITE 300, HOUSTON, TEXAS 77084 P: 281.674.0100 F: 281.674.0101 http://www.rig.net

Participants in the Solicitation

Viasat, Rignet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This material includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected future benefits, compensation, and employment, , potential layoffs and severance, benefits of the transaction, potential value to be realized by RigNet’s employees and stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.